Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM’S ‘CLOUD’ EFFORTS BEGIN TO PAY
OFF: $750K ORDER & STRONG INDUSTRY
INTEREST FOR ‘SWITCHED SETAC’ CLOUD PLATFORMS

KFAR SAVA, Israel— April 26, 2016 - Silicom Ltd. (NASDAQ: SILC) today reported growing sales momentum and strong customer interest for its Cloud Platform product lines, including its Switched SETAC and Accelerated Switched SETAC. These products are designed to save space, energy and costs for cloud-based service providers while easing their transition to the SDN/NFV environment.

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Based on the positive results achieved with an initial Switched SETAC deployment, a leading Cyber Security player has recently placed a $750,000 order to be delivered during Q2 and plans to place additional orders in 2016 and beyond.

•	Based on the above-expectation performance of the first Accelerated Switched SETAC systems that it ordered, a European DPI (Deep Packet Inspection) customer intends to begin placing repeat orders.
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Additional OEMs, including some of the Company’s largest clients, are currently evaluating current and next-generation Switched SETAC designs (including 25G and 100G) with the goal of improving the performance of their data center offerings for Cloud Service Providers while reducing their footprint and energy consumption.

“The momentum that is building for our Cloud Platform products demonstrates the strong industry need for Cloud performance solutions and the excellent fit of our Switched SETAC products,” commented Mr. Shaike Orbach, Silicom’s President and CEO. “The strong growth in industry interest, coupled with the sizeable order that we have just received and our forecasts for more, gives us confidence in projecting multi-million dollar sales for these Design Wins alone, and steadily growing sales for the Switched SETAC product line in general.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com